UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                                   ONEOK, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    68267810
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                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 2002
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D



CUSIP No. 68267810
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTERN RESOURCES, INC.; 48-0290150
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) / /
                                                                    (B) / /

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
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                7   SOLE VOTING POWER
                    0
                    ------------------------------------------------------------
                8   SHARED VOTING POWER
                    4,714,434
NUMBER OF           An additional 39,892,896 shares of Common Stock issuable in
SHARES              certain circumstances in the event of the conversion (the
BENEFICIALLY        conditions for which are not expected to occur within the
                    next 60 days) of 19,946,448 shares
OWNED BY            of Series A Convertible Preferred Stock.
EACH
                    ------------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON WITH         0
                    ------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    4,714,434
                    An additional 39,892,896 shares of
                    Common Stock issuable in certain
                    circumstances in the event of the
                    conversion (the conditions for which
                    are not expected to occur within the
                    next 60 days) of 19,946,448 shares
                    of Series A Convertible Preferred
                    Stock.

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

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14       TYPE OF REPORTING PERSON

                                       CO
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                                  Page 3 of 8

                                  SCHEDULE 13D


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CUSIP No. 68267810
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR INDUSTRIES, INC. (f/n/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) / /
                                                                   (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

               7    SOLE VOTING POWER
                    0
                    ------------------------------------------------------------
               8    SHARED VOTING POWER
                    4,714,434
NUMBER OF           An additional 39,892,896 shares of Common Stock issuable in
SHARES              certain circumstances in the event of the conversion (the
BENEFICIALLY        conditions for which are not expected to occur within the
                    next 60 days) of 19,946,448 shares of Series A Convertible
OWNED BY            Preferred Stock.
EACH
                    ------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH         0
                    ------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    4,714,434
                    An additional 39,892,896 shares of
                    Common Stock issuable in certain
                    circumstances in the event of the
                    conversion (the conditions for which
                    are not expected to occur within the
                    next 60 days) of 19,946,448 shares
                    of Series A Convertible Preferred
                    Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
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                                  Page 5 of 8

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") is filed by Western Resources, Inc. ("Western") and Westar Industries, Inc. (f/n/a Westar Capital, Inc.), a Kansas corporation and a wholly owned subsidiary of Western ("Westar" and, together with Western, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar. This Statement supplements and amends the statement on Schedule 13D originally filed by Western with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, Amendment No. 3, filed with the Commission on March 8, 2000 and Amendment No. 4 filed with the Commission on April 8, 2002 (as amended, the "Schedule 13D").

     The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 4. Purpose of the Transaction.

     The third paragraph of the Reporting Persons' disclosure under Item 4 is hereby deleted and replaced in its entirety with the following (capitalized terms not otherwise defined herein are used as defined in the Shareholder Agreement filed as Exhibit 3 to this Schedule 13D):

     The Reporting Persons are currently engaged in an active review of their alternatives for changing their investment in the Issuer. Among other things, under the Shareholder Agreement governing the Reporting Persons' ownership of their investment in the Issuer, the Reporting Persons have the right to request, by written notice to the Issuer, that the Issuer purchase all or a portion of their investment (if such portion is 5% or more of the Voting Power of the Issuer).

     The price payable by the Issuer in such a purchase is 98.5% of the Market Price of the Issuer's common stock (defined in the Shareholder Agreement as the average closing prices of the Issuer's common stock during the 20 Trading Days immediately prior to the date of such a notice).

     After receipt of such a notice, the Issuer has until the later of 90 days after the date of the Sale Notice and 30 days from the receipt of all necessary regulatory approvals (the "Sale Period") to effect a closing of the sale to either itself or its designee; provided that, the Sale Period may not exceed 180 days.

     If the Issuer or its designee fail to close within the Sale Period, the Issuer has one of two options:

     The Issuer may inform the Reporting Persons in writing that it will reimburse them for the aggregate difference between the Market Price as of the date of the Sale Notice and the Market Price as of the date the Reporting Persons complete a sale of the securities. Under this scenario, the Reporting Persons must complete a sale within the later of 180 days from the date of the Sale Notice or 30 days from receipt of all necessary regulatory approvals.

     Alternatively, if the Issuer has not so informed the Reporting Persons, the Reporting Persons have 16 months from the date of the Sale Notice to complete such sale. If such sale is not completed within the 16 month period, the shares specified in the notice once again become subject to the provisions summarized herein.

     Based on the results of the Reporting Persons' review of their alternatives, market and general economic conditions, regulatory approvals, if any, and other facts the Reporting Persons deem relevant, the Reporting Persons may exercise their rights under the provisions of the Shareholder Agreement summarized above or may pursue any other means available under the Shareholder Agreement for changing their investment in the Issuer.

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2002


                          WESTERN RESOURCES, INC.


                          By:    /s/ Larry D. Irick
                                 ------------------------------------------
                                 Name:    Larry D. Irick, Esq.
                                 Title:   Vice President and Corporate Secretary


                          WESTAR INDUSTRIES, INC.


                          By:    /s/ Paul R. Geist
                                 ------------------------------------------
                                 Name:    Paul R. Geist
                                 Title:   President